CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 13 94

04010188

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 25 February 2004

SUPPL

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH, D.C. 158 SECTION

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

RELEVANT FACT

Translation from Spanish

CORPORACION MAPFRE, S.A.

ORDINARY GENERAL SHAREHOLDERS MEETING

The Board of Directors hereby calls on shareholders to attend the General Shareholders Meeting, which will be held in Madrid, Palacio Municipal de Congresos del Campo de las Naciones, Avenida de la Capital de España Madrid s/n, next 6 March 2004 at 11 am on first call. A sufficient quorum is expected, so that a second call should not be necessary. Should that happen, the second call will be held at the same place and time on 7 March 2004.

AGENDA

1. Analysis and approval of the non-consolidated and consolidated annual accounts for fiscal year 2003, as well as of the proposed distribution of the net result

2. Distribution of the dividend

3. Approval of the activities of the Board of Directors

4. Appointment of a member of the Board of Directors; ratification of the appointment of a member of the Board of Directors and renewal of the appointment of the members of the Board of Directors.

5. Modification of the Articles of Association to include new articles 23° bis and 23° ter. on the regulation applicable to the activities of the Audit Committee.

6. Approval of the Regulation applicable to the General Shareholders' Meeting

7. Regulation applicable to the activities of the Board of Directors. Annual Report on Corporate Governance. Annual Report of the Audit Committee.

8. Renewal of the appointment of the auditors of the company

9. Delegation of authorities, so that the agreements reached at the Annual General Meeting can be executed and raised to the status of a public deed

10. Approval of the proceedings of the meeting or appointment of the relevant delegates

The following documents are available for shareholders at the corporate headquarters:

- The Management Report and the Annual Accounts (consolidated and non-consolidated) for fiscal year 2003, as well as the respective Auditors Reports.

- The report of the Board of Directors relative to the modification of the Articles of Association, proposed under item 5 of the Agenda, to include the Regulation applicable to the activities of the Audit Committee. This includes the complete text of the Proposal of Agreement which is submitted to the General Shareholders' Meeting.

- The proposal of the Regulation of the General Shareholders' Meeting which is submitted for approval under item 6 of the Agenda.

- The Annual Report on Corporate Governance, the Regulation applicable to the activities of the Board of Directors and the Report of the Audit Committee.

Shareholders can request these documents for free from the company either in person or by post. These documents are also available on our web page (mapfre.com).

Shareholders who own at least of 1,500 shares, registered in the relevant Stock Register five days prior to the celebration of the meeting, will have the right to attend the meeting. Shareholders who own less than 1,500 shares may form a group in order to attain at least the required number of shares, appointing a delegate among them.

Madrid, 17 February 2004

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.

RELEVANT FACT

Translation from Spanish

In compliance with the requirements of article 82 of the Securities Market Law (Ley del Mercado de Valores), notice is hereby given to the CNMV that the Board of Directors of CORPORACION MAPFRE, in its meeting of 17 February 2004, has resolved to propose to the General Shareholders Meeting, which will be held on the forthcoming 6 March 2004, to pay out a dividend of € 0.21 per share (gross). An interim dividend of € 0.11 (gross) per share has already been paid.

The Board of Directors has also agreed to submit the following proposals to the General Shareholders Meeting:

- Approval of the non-consolidated and consolidated annual accounts for fiscal year 2003
- Approval of the activities of the Board of Directors during fiscal year 2003
- Ratification of the appointment of a member of the Board of Directors and election for a four-year term; reelection of three members of the Board of Directors for another four-year term and appointment of a new member of the Board of Directors to replace the vacancy of another member who reached the established age limit.
- Include in Title III of the Articles of Association a new Chapter 6 with the name of "Audit Committee".
- Approval of the Regulation of the General Shareholders' Meeting
- Renewal of the appointment of Ernst and Young as auditors of the company

In the same meeting, the Board of Directors approved the Regulation that applies to its own activity and the 2003 Corporate Governance Annual Report, whose texts are filed together with this notification.

All the documentation relating to the General Shareholders' Meeting is available on our web page (www.mapfre .com).

Madrid, 18 February 2004

COMISION NACIONAL DEL MERCADO DE VALORES. Paseo de la Castellana, 19. MADRID.